Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

October 26, 2020

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen S&P 500 Dynamic Overwrite Fund (the “Fund”)

File Nos. 333-237421 and 811-21809

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments relating to the Fund’s initial registration statement on Form N-2, which was filed on March 27, 2020 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and the Fund’s responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2.

Cover Page

1.	Comment: In light of the Fund’s use of derivatives, in the second paragraph of the cover page, please consider adding a cross-reference to Derivatives Risk. See Guide 6 of Form N-2.

Response: The Fund will add a cross-reference to Derivatives Risk at the end of the paragraph entitled “No Leverage.”

Prospectus Summary

2.	Comment: Under “Investment Objectives and Policies” on page 2, please clarify what is meant by the “economic effect of leverage.”

Response: The Fund will clarify that the Fund may enter into certain derivatives transactions that have the economic effect of leverage by creating additional investment exposure.

3.	Comment: Under “Derivatives Risk,” please briefly summarize the leverage risks associated with the Fund’s use of derivatives.

Response: The Fund will add the requested disclosure.

4.	Comment: Please consider whether the disclosure regarding COVID-19 under “Recent Market Conditions” warrants updating in light of developments since the date of the N-2 filing.

Elisabeth Bentzinger

October 26, 2020

Response: The Fund will update the disclosure as requested.

5.	Comment: Under “Portfolio Composition and Other Information,” on page 27, please add a discussion of forward contracts.

Response: The Fund will add the requested disclosure.

6.	Comment: Under “Derivatives Risk,” please add disclosure regarding the risks associated with the use of futures contracts and forward contracts.

Response: The Fund will add the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION

7.	Comment: Under “Investment Restrictions,” please clarify what is meant by a “majority of the outstanding common stock.”

Response: The Fund will add the requested disclosure.

8.	Comment: Consistent with the requirements of the FAST Act, please include hyperlinks for information that is incorporated by reference and available on EDGAR.

Response: The Fund will make the requested change.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Gifford Zimmerman

Mark Winget